**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 10, 2009**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**American Ecology Corp.**

**File No. 000-11688 - CF#23204**

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       American Ecology Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 25, 2009.

       Based on representations by American Ecology Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.71           through May 31, 2010


       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


                          Craig E. Slivka
                          Special Counsel